SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Sungold International Holdings Corp. discloses that these unaudited financial statements for the second financial quarter ended February 28, 2005 have not been reviewed by our auditors, Loewen, Stronach & Co., Chartered Accountants.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM CONSOLIDATED BALANCE SHEET

FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited - Prepared by Management)

	(Unaudited)	(Audited)
	February 28	August 31
	2005	2004
	$	$

ASSETS

CURRENT ASSETS
Cash and GST receivable	156,103	185,657
Prepaid expenses and deposits	32,725	58,768
	188,828	244,425
PRE-DEVELOPMENT COSTS (Note 4)	408,377	825,154
EQUIPMENT (Note 5)	429,275	522,455
	1,026,480	1,592,034

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	162,794	200,334
Loans payable	-	9,696
Leases payable	24,098	-
	186,892	210,030

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	20,567,545	19,959,566
CONTRIBUTED SURPLUS	51,922	51,922
DEFICIT	(19,779,879)	(18,629,484)
	839,588	1,382,004
	1,026,480	1,592,034

APPROVED BY THE DIRECTORS:

“Art Cowie”
Art Cowie, Director

“Donald Harris”
Donald Harris, Director

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENT OF LOSS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second quarter ended		Year-to-date

	February 28	February 29	February 28	February 29
	2005	2004	2005	2004
	$	$	$	$
REVENUE
Sales	-	-	-	-
Interest income and miscellaneous	-	-	-	-
Gain on disposition of marketable securities	-	-	-	-
	-	-	-	-
EXPENSES
Advertising and promotion	19,191	20,676	24,817	46,317
Management fees	-	91,564	-	164,608
Professional and consulting fees	119,878	67,843	246,664	147,141
Investor relations	58,095	-	76,484	-
Travel and conference	39,867	20,318	69,203	67,968
Office and miscellaneous	18,195	32,264	34,653	42,776
Internet services	5,805	10,632	9,675	10,632
Amortization	26,029	31,317	50,561	64,266
Office rent and services	8,353	18,177	20,629	37,361
Transfer agent and filing fees	9,162	13,912	12,418	27,222
Insurance	250	187	333	375
Interest and bank charges	20	285	289	2,109
Interest on capital leases	-	299	-	1,005
Loss on disposition of capital assets	-	823	-	823
Foreign exchange loss (gain)	(23,599)	2,649	(23,575)	774
	281,246	310,946	522,151	613,377
Impairment write-down of pre-development costs and investment	628,246	-	628,246	-
	909,492	310,946	1,150,397	613,377
LOSS	909,492	310,946	1,150,397	613,377
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE – BEGINNING	18,870,387	17,720,197	18,629,482	17,417,766
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE – ENDING	19,779,879	18,031,143	19,779,879	18,031,143

Weighted average number of shares	109,464,740	87,098,256	107,431,407	87,098,256

Loss per share	0.0083	0.0034	0.0107	0.0069

(See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second quarter ended		Year-to-date

	February 28	February 29	February 28	February 29
	2005	2004	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Loss	(909,492)	(310,946)	(1,150,397)	(613,377)
Items not involving cash:
Amortization	26,029	31,317	50,561	64,266
Debt settled by issuance of private placement units	418,229	364,226	607,979	683,390
Loss on disposition of capital assets	-	823	-	823
Write-down of pre-development costs and investment	628,246	-	628,246	-
	163,012	85,420	136,389	135,102
Cash provided by changes in non-cash working capital items:
Prepaid expenses	40,387	(10,504)	26,043	(9,160)
Accounts payable and accrued liabilities	53,950	(85,901)	(37,540)	(117,523)
Loans payable (repaid)	(222,232)	(4,663)	(9,696)	(7,463)
	35,117	(15,648)	115,196	956
INVESTING ACTIVITIES
Pre-development costs	(2,254)	(18,777)	(141,888)	(18,977)
Acquisition of capital assets	(26,961)	-	(26,961)	-
	(29,215)	(18,777)	(168,849)	(18,977)
FINANCING ACTIVITIES
Proceeds (repayment) of capital leases	24,098	(11,713)	24,098	(17,253)
Proceeds of disposition of capital assets	-	23,685	-	23,685
	24,098	11,972	24,098	6,432
INCREASE (DECREASE) IN CASH	30,000	(22,453)	(29,555)	(11,589)
CASH – beginning	126,103	58,792	185,657	47,928
CASH – ending	156,103	36,339	156,102	36,339

Notes to statement of cash flow:

1)     During the period, the Company issued 7,200,000 private placement units to settle $418,229 of debts (year-to-date 9,700,000 private placement units to settle $607,979 of debts)

(See accompanying notes to interim consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed, or omitted. In the opinion of management, these financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2004. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2	GOING CONCERN AND NATURE OF OPERATIONS

The principal activity is developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, internet payment system and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated.

... /2

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 2 -

Note 4	PRE-DEVELOPMENT COSTS

	a)	Vancouver Racecourse / Richmond Equine Training Centre project

In July 2004, the Company obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada (“Land”) for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Company the option to purchase the Land for $10,500,000 until January 2, 2005. As the Company did not exercise this option and is not pursuing the project at this time, it is expensing these development costs in this quarter.

	August 31		Impairment	February 28
	2004	Additions	Write off	2005
	$	$	$	$
Consulting and legal fees	616,718	-	616,718	-
Options	10,000	-	10,000	-
Other direct costs	1,528	-	1,528	-
	628,246	-	628,246	-

b)	Horsepower project

Horsepower World Pool Virtual Horse Racing System is a proprietary, pari-mutual wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement. Development costs related to this project of $206,224 are reclassified in this statement from Software – Horsepower where they were reported in the November 30, 2004 statement. See Note 5.

	August 31		Impairment	February 28
	2004	Additions	Write off	2005
	$	$	$	$
Legal and consulting fees	79,119	207,964	-	287,083

c)	SafeSpending project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending Inc. anonymous payment system.

	August 31		Impairment	February 28
	2004	Additions	Write off	2005
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	55,489	3,504	-	58,993
	117,789	3,504	-	121,293

... /3

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 3 -

Note 4	PRE-DEVELOPMENT COSTS (continued)

	August 31		Impairment	February 28
	2004	Additions	Write off	2005
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	825,154	211,468	628,246	408,376

Note 5	EQUIPMENT

		(Unaudited)		(Audited)
		February 28		August 31
		2005		2004
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower	761,104	421,482	339,622	446,938
Computer equipment	313,057	248,867	64,190	75,517
Leased equipment	26,961	1,498	25,463	-

	1,101,122	671,847	429,275	522,455

Software – Horsepower costs of $761,104, reported in the November 30, 2004, statements as $967,328, are reduced by $206,224 which is reclassified as pre-development costs. See Note 4b.

Note 6	SHARE CAPITAL

	(Unaudited)	(Audited)
	February 28	August 31
	2005	2004
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:
113,064,740 common
(August 31, 2004 – 103,364,740 common)	20,567,545	19,959,566

a)	Shares issued during the period:

	Second quarter ended		Year-to-date
	February 28, 2005		February 28, 2005
	#	$	#	$

For debt – private placements	7,200,000	418,229	9,700,000	607,979

... /4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 4 -

Note 6	SHARE CAPITAL (continued)

	b)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2004	Granted	Exercised	Expired / Cancelled	Balance Feb 28, 2005	Expiration date
September 7, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Cancelled
October 24, 2001	US$0.150	420,000	-	-	420,000	-	Cancelled
November 4, 2001	US$0.150	1,000,000	-	-	1,000,000	-	Cancelled
December 14, 2001	US$0.060	2,333,334	-	-	2,333,334	-	Cancelled
January 7, 2002	US$0.060	1,700,000	-	-	1,700,000	-	Cancelled
January 30, 2002	US$0.060	1,000,000	-	-	1,000,000	-	Cancelled
March 1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
March 26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
April 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	800,000	May 30, 2005
July 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
July 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
July 23, 2002	US$0.080	1,500,000	-	-	-	1,500,000	July 23, 2005
August 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
September 27, 2002	US$0.080	3,000,000	-	-	-	3,000,000	September 27, 2005
November 1, 2002	US$0.070	3,000,000	-	-	-	3,000,000	November 1, 2005
March 26, 2003	US$0.050	3,000,000	-	-	-	3,000,000	March 26, 2006
April 10, 2003	US$0.040	3,750,000	-	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	3,000,000	-	-	-	3,000,000	May 16, 2006
June 11, 2003	US$0.030	3,000,000	-	-	-	3,000,000	June 11, 2006
July 7, 2003	US$0.031	2,500,000	-	-	-	2,500,000	July 7, 2006
August 21, 2003	US$0.075	1,000,000	-	-	-	1,000,000	August 21, 2006
September 5, 2003	US$0.060	2,000,000	-	-	-	2,000,000	September 5, 2006
October 31, 2003	US$0.060	2,000,000	-	-	-	2,000,000	October 31, 2006
February 10, 2004	US$0.040	4,000,000	-	-	-	4,000,000	February 10, 2007
February 18, 2004	US$0.045	2,500,000	-	-	-	2,500,000	February 18, 2007
March 30, 2004	US$0.0525	1,500,000	-	-	-	1,500,000	March 20, 2007
June 04, 2004	US$0.060	3,000,000	-	-	-	3,000,000	June 04, 2007
August 20, 2004	US$0.060	4,500,000	-	-	-	4,500,000	August 20, 2007
October 1, 2004	US$0.060	-	2,500,000			2,500,000	October 1, 2007

		56,853,334	2,500,000	-	7,453,334	51,900,000

.../5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 5 -

Note 7	RELATED PARTY TRANSACTIONS

	a)	During the quarter no management fees were paid to any director or officer.

	b)	During the quarter consulting fees of $42,666 were paid to directors, a company with common director, and an officer of a subsidiary of the Company. The fees are in the normal course of business.

c)
In June 2004, the Company signed a $275,825 software development agreement with a consulting company for its HorsepowerTM program. During the previous quarter, the Company paid $206,224 as progress payments. As of August 31, 2004, the Company had paid $69,580 as progress payments. The owner of the consulting company is also the Information Technology Consultant of a subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. The fees are in the normal course of business.